UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                CLICK2LEARN, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    18681S106
                                 (CUSIP Number)

                                 MICHAEL S. FALK
                         COMVEST OPPORTUNITY FUND, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                 AUGUST 8, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       CUSIP NO. 18681S106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMVEST OPPORTUNITY FUND, L.P. (13-4195690)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER
OWNED BY
EACH                               1,808,500 (SEE ITEM 5)
REPORTING                   ----------------------------------------------------
PERSON
WITH                        9      SOLE  DISPOSITIVE POWER
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                            ----------------------------------------------------
                                   1,808,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,808,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.35%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 18681S106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMVEST VENTURE PARTNERS, L.P. (13-4124841)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER
OWNED BY
EACH                               606,000 (SEE ITEM 5)
REPORTING                   ----------------------------------------------------
PERSON                      9      SOLE  DISPOSITIVE POWER
WITH                        ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.44%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 18681S106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMVEST MANAGEMENT, LLC. (06-1588640)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER
OWNED BY
EACH                               606,000 (SEE ITEM 5)
REPORTING                   ----------------------------------------------------
PERSON                      9      SOLE  DISPOSITIVE POWER
WITH                        ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         606,000 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.44%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 18681S106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMMONWEALTH ASSOCIATES, L.P. (13-3467952)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER
OWNED BY
EACH                               12,220 (SEE ITEM 5)
REPORTING                   ----------------------------------------------------
PERSON                      9      SOLE  DISPOSITIVE POWER
WITH                        ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0496%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 18681S106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMMONWEALTH ASSOCIATES MANAGEMENT COMPANY, INC.  (13-3468747)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                      ----------------------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER
OWNED BY
EACH                               12,220 (SEE ITEM 5)
REPORTING                   ----------------------------------------------------
PERSON                      9      SOLE  DISPOSITIVE POWER
WITH                        ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,220 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0496%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 18681S106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         MICHAEL S. FALK
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*)

         (a) [  ]
         (b) [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             25,800 (SEE ITEM 5)
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          2,426,720 (SEE ITEM 5)
PERSON                      ----------------------------------------------------
WITH                        9      SOLE  DISPOSITIVE POWER

                                   25,800 (SEE ITEM 5)
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   2,426,720 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,452,520 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.88%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock") of Click2Learn, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 110 110th Avenue NE, Bellevue, Washington 98004.


ITEM 2. IDENTITY AND BACKGROUND.

      (a), (b), (c) and (f). This statement is filed jointly by (i) ComVest Opportunity, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities; (ii) ComVest Venture Partners, LP, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities ("ComVest"); (iii) ComVest Management, LLC, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities ("ComVest Management"); (iv) Commonwealth Associates, L.P., a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking ("Commonwealth"); (v) Commonwealth Associates Management Company, Inc., a corporation organized under the laws of New York and the corporate general partner of Commonwealth ("CAMC"), and (vi) Michael S. Falk, and individual ("Falk"). ComVest Opportunity; ComVest, ComVest Management, Commonwealth, CAMC and Falk are the "Reporting Persons".

      ComVest Management is the general partner of ComVest, and is wholly-owned by CAMC. CAMC is the general and principal partner of Commonwealth. The managers of ComVest Management are Travis L. Provow ("Provow"), Falk and Keith Rosenbloom ("Rosenbloom"). Provow, Rosenbloom and Harold Blue are directors, and Falk is Chairman of CAMC. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of ComVest Opportunity are Rosenbloom, Falk and Inder Tallur.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2 is 830 Third Avenue, New York, New York 10022.

      (d) and (e). During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On August 8, 2002, the ComVest Opportunity made its most recent purchase of shares of Common Stock for the consideration shown in the following table:

Name                        Number of Shares           Consideration Paid
-------------------------   -------------------------  -------------------------
ComVest Opportunity               1,341,600            $751,311.00

      Such shares of Common Stock were paid for from working capital of ComVest Opportunity, which maintains an investment fund, consisting of capital contributions from its partners and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4. PURPOSE OF TRANSACTION.

      Each of the Reporting Persons acquired the shares of Common Stock reported in Item 5 below for investment purposes. If any member of the Reporting Persons determines that the ownership of the Issuer's securities represents an attractive investment opportunity, it reserves the right to buy additional shares of Common Stock with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

      Except in the ordinary course of business and except as otherwise described in the following paragraph, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) ComVest Opportunity may be deemed to be the beneficial owner of an aggregate of 1,808,500 shares of Common Stock, representing approximately 7.35% of the issued and outstanding shares of Common Stock of the Issuer.

      ComVest may be deemed to be the beneficial owner of an aggregate of 606,000 shares of Common Stock, representing approximately 2.44% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of:
(i) 400,000 shares of Common Stock; (ii) the right to acquire 200,000 shares of Common Stock upon exercise of a Warrant which issued to ComVest which expires on November 20, 2006 (hereinafter, the "Warrant I"); and (iii) the right to acquire 6,000 shares of Common Stock upon exercise of another Warrant which was issued to ComVest by the Issuer which also expires on November 20, 2006 (hereinafter, the "Warrant II").

      ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 606,000 shares of Common Stock beneficially owned by ComVest, representing approximately 2.44% of the issued and outstanding shares of Common Stock of the Issuer.

      Commonwealth may be deemed to be the beneficial owner of an aggregate of 12,220 shares of Common Stock, representing approximately .0496% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of
(i) the right to acquire 6,000 shares of Common Stock upon the exercise of the Warrant II; and (ii) the right to acquire 6,220 shares of Common Stock upon the exercise of a Warrant which was issued to Commonwealth as Placement Agent which expires on December 10, 2006 (hereinafter, the "Warrant III").

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 12,220 shares of Common Stock beneficially owned by Commonwealth, representing approximately .0496% of the issued and outstanding shares of Common Stock of the Issuer.

      Falk may be deemed to be the beneficial owner of an aggregate of 2,452,520 shares of Common Stock, representing approximately 9.88% of the issued and outstanding shares of Common Stock of the Issuer. These holdings are as follows:
(i) the 1,808,500 shares of Common Stock beneficially owned by ComVest Opportunity; (ii) the 606,000 shares of Common Stock beneficially owned by ComVest; (iii) the 12,220 shares of Common Stock beneficially owned by Commonwealth; (iv) the right to acquire 4,800 shares of Common Stock upon exercise of the Warrant III; (v) 10,000 shares of Common Stock; (vi) 5,000 shares of Common Stock beneficially owned by the Falk Family Foundation of which Falk is the trustee; (vii) 3,000 shares of Common Stock beneficially owned by the Mikaela Falk Trust of which Falk's wife, Annie Falk, is the trustee; (viii) 2,000 shares of Common Stock beneficially owned by the Gianna Falk Trust of which Falk's wife, Annie Falk, is the trustee; and (ix) 1,000 shares of Common Stock beneficially owned by Falk's wife, Annie Falk. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth and the owner of all the interests in ComVest Management (the general partner of ComVest), Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

              Name                        Number of Shares
              ----                        ----------------

              Michael Falk                25,800

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

(i) ComVest Opportunity and Falk may be deemed to share such voting and disposition powers with respect to the 1,808,500 shares of Common Stock beneficially held by ComVest Opportunity.

(ii) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 606,000 shares of Common Stock beneficially held by ComVest.

(iii) Commonwealth, CAMC and Falk may be deemed to share such voting and disposition powers with respect to the 12,220 shares of Common Stock beneficially held by Commonwealth.

(c) In the past sixty (60) days, the Reporting Persons made purchases and sales of the shares of Common Stock in the open market as follows:


                                                       Number of      Price Per
Name                Transaction    Date                Shares         Share
------------------- -----------    --------------      ---------      ----------

ComVest Opportunity    Buy         July 30, 2002          7,060       $0.7500
ComVest Opportunity    Buy         July 31, 2002          12,940      $0.7457
ComVest Opportunity    Buy         August 1, 2002         20,000      $0.7175
ComVest Opportunity    Buy         August 5, 2002         20,000      $0.6700
ComVest Opportunity    Buy         August 5, 2002         60,000      $0.6600
ComVest Opportunity    Buy         August 6, 2002         25,000      $0.6600
ComVest Opportunity    Buy         August 6, 2002         16,900      $0.6267
ComVest Opportunity    Buy         August 7, 2002         10,000      $0.5200
ComVest Opportunity    Buy         August 8, 2002         1,341,600   $0.5600

(d) Not applicable.
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Neither Mr. Falk nor any of the entities comprising the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 19, 2002         ComVest Opportunity Fund, LP

                               By: /s/Michael S. Falk
                                   ----------------------------------------
                               Name:  Michael S. Falk
                               Title: Manager

Dated: August 19, 2002         ComVest Venture Partners, LP

                                By: ComVest Management, LLC,
                                    its general partner

                                By: /s/Michael S. Falk
                                   ----------------------------------------
                                Name:  Michael S. Falk
                                Title: Manager

                               By: ComVest Management, LLC,
                                    its general partner

                               By: /s/Michael S. Falk
                                  -----------------------------------------
                               Name:  Michael S. Falk
                               Title: Manager

Dated: August 19, 2002         Commonwealth Associates, LP

                               By: Commonwealth Associates Management
                                   Company, Inc.,
                                   its general partner

                               By  /s/Joseph Wynne
                                 -----------------------------------------
                               Name:  Joseph Wynne
                               Title: Chief Financial Officer


Dated: August 19, 2002         By: Commonwealth Associates Management
                                   Company, Inc.,
                                   its general partner

                               By: /s/Joseph Wynne
                                  -----------------------------------------
                               Name:  Joseph Wynne
                               Title: Chief Financial Officer


Dated: August 19, 2002
                                            /s/Michael S. Falk
                                -------------------------------------------
                                               Michael S. Falk

                                  EXHIBIT INDEX

      1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.